UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JOURNAL COMMUNICATIONS, INC.

(Name of Subject Company)

JOURNAL COMMUNICATIONS, INC.

(Name of Filing Person)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Steven J. Smith

Chief Executive Officer

Journal Communications, Inc.

333 West State Street

Milwaukee, Wisconsin 53203

(414) 224-2425

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Benjamin F. Garmer, III

Russell E. Ryba

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5367

(414) 271-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$143,887,178	$18,231

*       Estimated in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, solely for purposes of calculating the filing fee based upon the average of the high and low sale prices of the Company’s class A common stock (into which the Company’s class B common stock is convertible on a one-for-one basis) on the New York Stock Exchange on May 11, 2004. This amount assumes the purchase of a total of 8,020,467 shares of class B common stock, par value $0.01 per share.

**     The fee is $126.70 per $1,000,000 of the aggregate transaction valuation, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #7, effective January 28, 2004.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting      fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the offer by Journal Communications, Inc., a Wisconsin corporation (the “Company”), to purchase up to 8,020,467 shares of its class B common stock, par value $0.01 per share, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price per share equal to the average of the closing price of the Company’s class A common stock on the New York Stock Exchange on each of the five consecutive trading days ending with the third trading day prior to the expiration date of the tender offer, including any extension thereof, net to the seller in cash, without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”); which, as each may be amended and supplemented from time to time, together constitute the “Offer.”

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively, is incorporated herein by reference in response to all of the Items of this Schedule TO as more particularly described below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in “Summary Term Sheet/Questions and Answers About Our Offer” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The information set forth in “Introduction” and Section 10 (“Certain Information About Us”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the cover page and in “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 7 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) This Tender Offer Statement is filed by the subject company. The information set forth in Section 10 (“Certain Information About Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

–	Section 1 (“Number of Shares; Expiration Date”);

–	Section 2 (“Purpose of the Offer”);

–	Section 3 (“Procedures for Tendering Shares”);

–	Section 4 (“Acceptance for Payment and Payment for Shares”);

–	Section 5 (“Withdrawal Rights”);

–	Section 9 (“Certain Effects of the Offer”);

–	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

–	Section 13 (“Income Tax Consequences”); and

–	Section 14 (“Extension of the Offer; Termination; Amendment”).

(b) The information set forth Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in Section 10 (“Certain Information About Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c) The information set forth in Section 2 (“Purpose of the Offer”) and Section 9 (“Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(d) The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS

The exhibits listed in the Exhibit Index on the page immediately following the signature page are filed as part of this Schedule TO.

SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2004	JOURNAL COMMUNICATIONS, INC.

	By:	/S/ STEVEN J. SMITH

Steven J. Smith Chief Executive Officer

EXHIBIT INDEX

99	(a)(1)(i)	Offer to Purchase, dated May 17, 2004.

99	(a)(1)(ii)	Letter of Transmittal.

99	(a)(5)(i)	Letter to Shareholders from Steven J. Smith, Chief Executive Officer of Journal Communications, Inc., dated May 17, 2004.

99	(a)(5)(ii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

99	(a)(5)(iii)	Schedule of Question/Answer Sessions regarding the Tender Offer for Class B Shares.

99	(b)	Credit Agreement, dated as of September 5, 2003, by and among (i) The Journal Company (now known as Journal Communications, Inc.), as Borrower; (ii) Journal Communications, Inc. (now known as The Journal Company), as a Guarantor; (iii) certain subsidiaries of Journal Communications, Inc. (now known as The Journal Company), as Guarantors; (iv) U.S. Bank National Association, as Lead Arranger and Administrative Agent; and (v) the several lenders from time to time parties thereto (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K, filed September 9, 2003, of The Journal Company (now known as Journal Communications, Inc.)).

99	(d)(1)	Shareholders Agreement, by and among Journal Communications, Inc. (now known as The Journal Company), The Journal Company (now known as Journal Communications, Inc.), Matex Inc. and Abert Family Journal Stock Trust, dated as of May 12, 2003 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (Reg. No. 333-105210) of The Journal Company (now known as Journal Communications, Inc.)).

99	(d)(2)	Articles of Incorporation of The Journal Company (now known as Journal Communications, Inc.) (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (Reg. No. 333-105210) of The Journal Company (now known as Journal Communications, Inc.)).